THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

82-3708

April 20, 2005



05008060

SUPPL

Securities & Exchange Con
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

Dear Sirs,

We hereby inform you that a meeting of the Board of Directors of the Company will be held on Wednesday, 27th April, 2005 to consider and approve the Audited Annual Accounts of the Company for the financial year ended on 31st March, 2005 and recommend dividends, if any, on Equity and Preference Shares.

You are requested to bring this to the notice of all concerned.

Thanking you,

Yours faithfully,

R. V. Bhimani
Company Secretary

dlw 5/19